RECEIVED

2005 JUL 26 P

Givaudan®

[redacted]

05010001

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 21 July 2005
RG/rmj6470
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 14.92% of voting rights)	20 July 2005	H
Abstract from Commercial Register following capital reduction	20 July 2005	A

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Givaudan SA

R. Zellweger R. Garavagno

Enclosures mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File No 1263-2B-82-5087

REGISTRE DU COMMERCE DE GENÈVE

Extrait avec éventuelles radiations

EXTRAIT DU REGISTRE
Report du 27 mai 1993
No réf. 01022/1929
N° féd. CH-660-0028929-4

Givaudan SA

inscrite le 05 août 1929
Société anonyme

Canton de Genève – Registre du Commerce

Réf.	Raison Sociale
1	~~Givaudan Roure (International) SA~~
11	~~Givaudan Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

Réf.	Siège
1	Vernier

Réf.	Adresse
1	chemin de la Parfumerie 5

Réf.	Dates des Statuts	Réf.	Dates des Statuts
1	27.02.1992	21	02.05.2002
4	18.05.1994 (nouv. stat.)	24	11.04.2003
11	10.09.1997	27	16.04.2004
16	04.04.2000 (nouv. stat.)	31	27.04.2005
17	09.05.2000 10.05.2000		

Réf.	But, Observations
1	But: ~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~
1	Administration: un ou plusieurs membres.
4	But: ~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~
16	But: fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Réf.	Organe de publication
1	FOSC
4	~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~
16	Communication aux actionnaires: lettre

Réf.	Capital-actions		
	Nominal	Libéré	Actions
1	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~6'000 actions de CHF 1'000, au porteur.~~
16	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~600'000 actions de CHF 10, nominatives~~
17	~~CHF 86'256'270~~	~~CHF 86'256'270~~	~~8'625'627 actions de CHF 10, nominatives~~
21	~~CHF 87'256'270~~	~~CHF 87'256'270~~	~~8'725'627 actions de CHF 10, nominatives~~
24	~~CHF 80'000'000~~	~~CHF 80'000'000~~	~~8'000'000 actions de CHF 10, nominatives~~
27	~~CHF 78'000'000~~	~~CHF 78'000'000~~	~~7'800'000 actions de CHF 10, nominatives~~
31	CHF 74'000'000	CHF 74'000'000	7'400'000 actions de CHF 10, nominatives

	Apports en nature, reprises de biens, avantages particuliers
21	Apport en nature et reprise de biens: selon contrat du 02.05.2002, 50 actions nominatives d'une valeur nominale de CHF 1'000 de la société Food ingredients specialities SA, à Villars-sur-Glâne, pour le prix global de CHF 83'345'000, en contrepartie d'une partie duquel sont remises 100'000 actions de CHF 10, nominatives, une partie du solde à savoir CHF 49'000'000 constituant un agio, l'autre partie du solde à savoir CHF 33'345'000 faisant l'objet de la reprise de biens.

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	**Nom et Prénoms, Origine, Domicile**	**Fonctions**	**Mode Signature**
1		6	~~**Barrelet** Charles E., de Boveresse, à Céligny~~	~~adm. président~~	~~signature collective à 2~~
1		m 13	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. délégué directeur général~~	~~signature collective à 2~~
1		5	~~**Froidevaux** Jean-Claude, de Muriaux, à Satigny~~	~~adm. délégué directeur général adjoint~~	~~signature collective à 2~~
1		15	~~**Gerber** Fritz, de Röthenbach im Emmental, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
1		10	~~**Höchli** Oskar, de Klingnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		m 6	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		2	~~**"Price Waterhouse SA"**, succursale à Genève~~	~~réviseur~~	
1		12	~~**Abderhalden** Hans, de Mogelsberg, à Jona~~	~~directeur~~	~~signature collective à 2~~
1		10	~~**Muller** Peter M., de Winterthour, à Therwil~~	~~directeur~~	~~signature collective à 2~~
1		9	~~**Thalmann** Jean-Nicolas, de Fribourg, à Confignon~~	~~directeur~~	~~signature collective à 2~~
1		3	~~**Margot** Charles-André, de Sainte-Croix, à Genève~~	~~directeur adjoint~~	~~signature collective à 2~~
1		m 18	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sous-directeur~~	~~signature collective à 2~~
1		6	~~**Duffey** Michel, de Hauteville, à Chéserex~~	~~sous-directeur~~	~~signature collective à 2~~
1		10	~~**Gay** Paul-Michel, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~**Gonckel** Adrien, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		3	~~**Gounod** Charles-Emmanuel, de France, à Divonne-les-Bains, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~**Petitpierre** Vincent, de Couvet, à Lausanne~~	~~sous-directeur~~	~~signature collective à 2~~
1		20	~~**Avettand-Fenoel** François, de France, à Genève~~		~~procuration collective à 2~~
1		6	~~**Bozzato** Giuliano, d'Italie, à Gy~~		~~procuration collective à 2~~
1		6	~~**Dowse** David, des USA, à Genève~~		~~procuration collective à 2~~
1		6	~~**Dubuis** Jean-Claude, de Corbeyrier, à Borex~~		~~procuration collective à 2~~
1		6	~~**Oberhänsli** Peter, de Küsnacht, à Genève~~		~~procuration collective à 2~~
1		6	~~**Pittet** Gilbert, d'Ormont-Dessous, à Coppet~~		~~procuration collective à 2~~
1		6	~~**Sager** Willy, de Gränichen, à Genève~~		~~procuration collective à 2~~
2		16	~~**"Revisuisse Price Waterhouse SA"**, succursale de Genève~~	~~réviseur~~	
3		m 6	~~**Andersen** Hans, d'Allemagne, à Hamburg, D~~	~~directeur adjoint~~	~~signature collective à 2~~
5		15	~~**Vock** Othmar, de Zurich, à Itingen~~	~~adm.~~	~~signature collective à 2~~

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	**Mod.**	**Rad.**	**Nom et Prénoms, Origine, Domicile**	**Fonctions**	**Mode Signature**
	6	m 15	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm. président~~	~~signature collective à 2~~
	6	12	~~**Andresen** Hans, d'Allemagne, à Hamburg, D~~		~~signature collective à 2~~
6		m 8	~~**Kälin** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
7		10	~~**De Faleis** Nobile, d'Italie, à Bienne~~		~~procuration collective à 2~~
7		10	~~**Ruether** Franz-Josef, d'Allemagne, à Genève~~		~~procuration collective à 2~~
	8	m 19	~~**Zellweger** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
10		m 19	~~**Pieren** Laurent, d'Adelboden, à Nyon~~	~~sous-directeur~~	~~signature collective à 2~~
	13	m 18	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. vice-président~~	~~signature collective à 2~~
13		m 19	~~**Garavagno** Roberto, de Genève, à Genève~~		~~procuration collective à 2~~
14		20	~~**Mussche** Marie-Paul, de Belgique, à Genève~~	~~sous-directrice~~	~~signature collective à 2~~
15		29	~~**Meier** Henri B., de Buttisholz, à Bâle~~	~~adm. président~~	~~signature collective à 2~~
15			**Hoffmann** André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			**Marthinsen** John, des USA, à Boston, USA	adm.	signature collective à 2
15			**Schierenbeck** Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15		m 29	~~**Witmer** Jürg, de Langendorf, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
16			**"PricewaterhouseCoopers SA"** , succursale de Genève	réviseur	
	18		**Leuenberger** Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18	22	~~**Amic** Jean F., de France, à Paris, F~~	~~adm.~~	~~signature collective à 2~~
	18	m 19	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		**de Rougemont** C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
19			**Bachmeier** Bruce, des USA, à Genève		signature collective à 2
19		22	~~**Büttler** Martin, de Mümliswil-Ramiswil, à Lausen~~		~~signature collective à 2~~
	19		**Garavagno** Roberto, de Genève, à Genève		signature collective à 2
	19		**Gonckel** Adrien, de France, à Gex, F		signature collective à 2
19			**Louis** Vincent, de Gléresse, à Genève		signature collective à 2
	19		**Petitpierre** Vincent, de Couvet, à Lausanne		signature collective à 2
	19		**Pieren** Laurent, d'Adelboden, à Nyon		signature collective à 2
19			**Stalder** Marco, de Marbach, à Zollikon		signature collective à 2
19			**Vock** Othmar, de Zurich, à Itingen		signature collective à 2
19			**Wirtz** Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			**Wullschleger** Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		**Zellweger** Rita, de Zurich, à Genève		signature collective à 2
19			**Zilliox** Marie-Jean, de France, à Ornex, F		signature collective à 2
20			**Frater** Georg, de Greifensee, à Winterthur		procuration collective à 2
20			**Sievert** Claudia, d'Allemagne, à Dübendorf		procuration collective à 2
20			**Simmons** John, de Grande-Bretagne, à Zurich		procuration collective à 2
23		26	~~**Bonjour** Michel, de Lignières, à La Tour-de-Peilz~~	~~adm.~~	~~signature collective à 2~~
23			**Siggen** Christian, de Chalais, à Saint-Prex		signature collective à 2
25			**Kopf** Martin, de Küttigen, à Founex		signature collective à 2
25			**McStea** John Anthony, de Grande-Bretagne, à Hölfstein		signature collective à 2
26			**Fuhrmann** Dietrich, d'Allemagne, à Saint-Sulpice (NE)	adm.	signature collective à 2
28			**Waehren** Matthias, de Seedorf (BE), à Biel-Benken		signature collective à 2

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	**Nom et Prénoms, Origine, Domicile**	**Fonctions**	**Mode Signature**
28			**Gautschi** Markus, de Gontenschwil, à Zeiningen		procuration collective à 2
28			**Waeber** Virginie, de Schmitten (FR), à Borex		procuration collective à 2
	29		**Witmer** Jürg, de Langendorf, à Arlesheim	adm. président	signature collective à 2
29			**Kappeler** Peter, de Wattenwil, à Soleure	adm.	signature collective à 2
30			**Andrier** Gilles, de France, à Paris, F	directeur	signature collective à 2

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
0		report		
2	8306	20.08.1993	06.09.1993	4684
4	5370	06.06.1994	21.06.1994	3468
6	8705	16.09.1994	03.10.1994	5457
8	1032	29.01.1997	12.02.1997	953
10	4931	22.05.1997	06.06.1997	3873
12	9653	27.08.1998	03.09.1998	6100
14	2283	23.02.2000	29.02.2000	1390
16	4906	02.05.2000	08.05.2000	3085
18	5817	25.05.2000	31.05.2000	3716
20	12688	20.11.2001	26.11.2001	9284
22	11418	29.10.2002	04.11.2002	6
24	7269	27.06.2003	03.07.2003	9
26	4810	20.04.2004	26.04.2004	6
28	2905	04.03.2005	10.03.2005	7
30	6920	07.06.2005	13.06.2005	7

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
1	4945	25.05.1993	14.06.1993	3083
3	3176	23.03.1994	06.04.1994	1834
5	6880	19.07.1994	03.08.1994	4343
7	4094	19.04.1995	01.05.1995	2394
9	4846	20.05.1997	04.06.1997	3801
11	10603	06.10.1997	21.10.1997	7671
13	3541	30.03.1999	07.04.1999	2233
15	4761	26.04.2000	02.05.2000	2932
17	5348	12.05.2000	18.05.2000	3372
19	11939	08.11.2000	15.11.2000	7772
21	4704	03.05.2002	10.05.2002	8
23	1746	10.02.2003	14.02.2003	8
25	1106	26.01.2004	02.02.2004	8
27	7941	05.07.2004	12.07.2004	9
29	5541	06.05.2005	12.05.2005	3
31	8749	14.07.2005		

Inscription non encore publiée mais approuvée par l'office fédéral du registre du commerce (art. 115, al. 2 ORC)

Genève, le 15 juillet 2005

Fin de l'extrait

Seul un extrait certifié conforme, signé et muni du sceau du registre, a une valeur légale.

File No. 82-5087

1
Equity CN

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Search | Document | Options | Related Info | CRL Jul 20 2005 15:40

GIVAUDAN REDUCES SHARE CAPITAL TO 7,400,000 REGISTERED SHARES Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000127
-0- Jul/20/2005 13:40 GMT
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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that following the reduction of its share capital to 7'400'000 registered shares (totalling 74'000'000CHF) through cancellation of 400'000 shares repurchased during Givaudan SA's second buy back operation, it held on July 14 2005 283'688 own registered shares (carrying 3.83% of voting rights), 553'384 put options on own stock (short position, carrying potentially 7.48% of voting rights) and 266'836 call options on own stock (long position carrying potentially 3.61% of voting rights). Total holding carries potentially 14.92% of voting rights.